GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor
New York, New York 10171

June 18, 2010

VIA EDGAR AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz, Branch Chief - Legal

Re:	General Maritime Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed May 11, 2010
File No. 333-166257

Ladies and Gentlemen:

Reference is made to a letter dated May 27, 2010 (the “Comment Letter”) to Mr. John Tavlarios, President of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to Amendment No. 1 to Registration Statement on Form S-4, filed by the Company on May 11, 2010 (the “Registration Statement”) and to the Company’s letter to the Staff dated June 8, 2010, setting forth the Company’s responses to the Staff’s comments (the “Initial Response Letter”).

This letter supplements the Initial Response Letter based on discussions between the Staff and Kramer Levin Naftalis & Frankel LLP, counsel to the Company, on June 16, 2010.  Further to such discussions, this letter attaches revised forms of opinions of Allen & Gledhill LLP, Singapore counsel to the Company, and Conyers Dill & Pearman Limited, Bermuda counsel to the Company, for the Staff’s consideration.

For your convenience, the Staff’s comments which pertain to the attached forms of opinions have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Exhibit 5.3: Opinion of Allen & Gledhill LLP

8.	Remove paragraph 2. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

The opinion will be revised pursuant to the Staff’s comment.  Paragraph 2, as revised, will read as follows:

“We have examined the documents listed and, where appropriate, defined in the Schedule to this opinion, and such other documents as we may have considered necessary to examine in order that we may render this opinion. We have also relied upon the statements, representations and certificates of officers or other representatives of the Company, public officials and others as to factual matters only. We have not independently verified the facts so relied on. ”

The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

9.	Remove assumption paragraph (iv) as these factual matters may be confirmed by counsel.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

10.	Please delete assumption paragraphs (v), (vi) and (vii) as factual matters may be confirmed by counsel and the other matters seem fundamental to counsel’s opinion.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

11.	Please revise assumption paragraph (ix) to limit it to future facts, since this present fact can be readily ascertained.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

12.	Refer to assumption paragraph (x). These facts appear fundamental to the opinion given and it does not seem appropriate to shift this risk. Please delete the assumption or revise.

The opinion will be revised to remove assumption paragraph (xii).  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

13.
Please remove assumption paragraph (xii). Since it is likely that the Principal Agreements and Notes are not legal, valid, binding and enforceable under the laws of any jurisdiction other than the applicable choice of law jurisdiction, this assumption appears inappropriate.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

14.	Please explain the need for assumption paragraph (xiv) as these facts appear readily ascertainable.

The opinion will be revised to remove assumption paragraph (xiv).  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

15.	Refer to paragraph 6. Either remove or explain the need for the phrase “of general application.” It appears that all applicable Singaporean laws should be covered by the opinion.

The opinion will be revised to remove the phrase “of general application”.  The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

16.	Please have counsel refile the opinion as of the date of effectiveness or remove references to “the date hereof” from paragraph 6 and “the date of this opinion” from paragraph 7(iv).

The Company has confirmed that Allen & Gledhill LLP will re-file its opinion on the date on which the Company requests that the Commission declare effective the Form S-4, as amended.

17.	Please delete the third sentence of paragraph 9. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel’s legal opinion.

The opinion will be revised pursuant to the Staff’s comment.  Paragraph 9, as revised, will read as follows:

“9.  This opinion is strictly limited to the matters stated herein, and is not to be read as extending by implication to any other matter in connection with any of the Principal Agreements or otherwise including, but without limitation, any other document signed in connection with any of the Principal Agreements.  Subject to the foregoing, we hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.”

The proposed revised Exhibit 5.3 is attached hereto as Annex 5.3.

Exhibit 5.6: Opinion of Conyers Dill & Pearman Limited

29.	Revise assumption (e) so that it refers to future events only

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.6 is attached hereto as Annex 5.6.

30.	Refer to the final paragraph on page 2. Remove references to “current law and practice in Bermuda” as the opinion must be given on the date of effectiveness.

The opinion will be dated as of the date of effectiveness.  Accordingly, the references to “current law and practice in Bermuda” have not been removed from the opinion.

31.	Delete the final sentence of the final paragraph on page 2. Counsel may not attempt to limit reliance.

The opinion will be revised pursuant to the Staff’s comment.  The proposed revised Exhibit 5.6 is attached hereto as Annex 5.6.

Thank you for your attention to our filing. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ Jeffrey D. Pribor
Jeffrey D. Pribor
Executive Vice President, Chief Financial Officer

ANNEX 5.3

[Letterhead of Allen & Gledhill LLP]

[•] June 2010

General Maritime Corporation
299 Park Avenue
New York, NY 10171

Dear Sirs

Form S-4 Registration Statement of General Maritime Corporation (“GMC”) with General Maritime Crewing Pte. Ltd.  as Co-Registrant

1.
We have acted as the legal advisers in Singapore to General Maritime Crewing Pte. Ltd. (the “Company”) in connection with the Registration Statement on Form S-4, as amended (File No. 333-166280) (the “Registration Statement”), filed by GMC with the United States Securities & Exchange Commission, pursuant to which GMC is registering (i) US$300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for GMC’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement (the “Exchange Offer”) and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the subsidiary guarantors, including the Company, (the “Subsidiary Guarantors”) of the Series B Notes (the Series A Notes and Series B Notes being collectively referred to as the “Notes”).  The Series A Notes were issued, the Series B Notes will be issued, and the Subsidiary Guarantees will be issued pursuant to an Indenture dated as of 12 November 2009, among GMC, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee (the “Indenture”).

2.
We have examined the documents listed and, where appropriate, defined in the Schedule to this opinion, and such other documents as we may have considered necessary to examine in order that we may render this opinion.  We have also relied upon the statements, representations and certificates of officers or other representatives of the Company, public officials and others as to factual matters only.  We have not independently verified the facts so relied on.

3.	We have assumed:

(i)
that each of the Indenture, Series A Subsidiary Guarantee, the Registration Rights Agreement and Purchase Agreement (all as defined in the Schedule to this opinion and, together, the “Principal Agreements”) is within the capacity and powers of, and has been validly authorised by, each party thereto (other than the Company) and has been validly executed by and on behalf of each party thereto (other than the Company) and delivered by and on behalf of each party thereto;

(ii)	the genuineness of all signatures and seals on all documents and the completeness, and conformity to original documents, of all copy or other specimen documents submitted to us;

(iii)	that where a document has been submitted to us in draft form, it will be executed in the form of that draft;

(iv)	that the Notes have been, or will be duly issued, executed, authenticated, delivered and offered in accordance with the terms of each of the Principal Agreements;

(v)	that at the time of the issue of the Subsidiary Guarantee by the Company, GMC is the holding company of the Company;

(vi)
that the execution and delivery of each of the Principal Agreements by the Company, and the issue of the Subsidiary Guarantee by the Company, sufficiently benefits and is in the best interests of the Company, and there is no bad faith, fraud, undue influence, coercion or duress on the part of or in relation to any party to the Principal Agreements or their respective directors, employees or agents;

(vii)	that none of the Principal Agreements have been amended, supplemented or terminated (whether by written agreement, course of dealings or otherwise); and

(viii)	the correctness of all facts stated in the Principal Agreements, Registration Statement and the Certificate (as defined in the Schedule).

4.
The ACRA Searches (as defined in the Schedule) and the Court Searches (as defined in the Schedule) revealed no order or resolution for the winding-up of the Company, no notice of appointment of a receiver or judicial manager for the Company and no legal proceedings in the Republic of Singapore to which the Company is a defendant.  It should be noted that such searches are not capable of revealing whether or not a winding-up petition has been presented.  Notice of a winding-up order made or resolution passed or a receiver or judicial manager appointed may not be filed at the ACRA immediately.

5.
Based upon and subject to the foregoing, and subject to the qualifications set forth below and any matters not disclosed to us, we are of the opinion that the Indenture, and Subsidiary Guarantee to be issued by the Company in connection with the Exchange Offer, have been duly authorised by the Company under the laws of Singapore.

6.
This opinion relates only to the laws of Singapore as at the date hereof and as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore.  We assume no obligation to revise or supplement this opinion should any such law be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.  We have made no investigation of, and do not express or imply any views on, the laws of any country, other than Singapore.

7.	The qualifications to which this opinion is subject are as follows:

(i)
enforcement of the obligations of the Company under the Principal Agreements and/or the Subsidiary Guarantee may be affected by prescription or lapse of time, bankruptcy, insolvency, liquidation, reorganisation, reconstruction or similar laws generally affecting creditors’ rights;

(ii)
the power of the Singapore courts to grant equitable remedies such as injunction and specific performance is discretionary and accordingly a Singapore court may make an award of damages where an equitable remedy is sought;

(iii)
by virtue of the Limitation Act, Chapter 163 of Singapore, failure to exercise a right of action for more than six years will operate as a bar to the exercise of such right and failure to exercise such a right for a lesser period may result in such right being waived;

(iv)
this opinion is given on the basis that there has been no amendment to or termination or replacement of the documents, authorisations and approvals referred to in paragraphs 2 and 3 of this opinion and on the basis of the laws of Singapore in force as at the date of this opinion.  This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Singapore after the date of this opinion;

(v)
under general principles of Singapore law, except as provided in the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, a person who is not a contracting party to an agreement is not entitled to the benefits of the agreement and may not enforce the agreement; and

(vi)	we give no opinion on tax matters and in particular give no opinion on the tax consequences of any transaction contemplated by any of the Principal Agreements or any related document.

8.
As the primary purpose of our professional engagement was not to establish or confirm factual matters and because of the wholly or partially non-legal character of many of the statements in the Registration Statement, we express no opinion or belief on and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements contained in the Registration Statement and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements.

9.
This opinion is strictly limited to the matters stated herein, and is not to be read as extending by implication to any other matter in connection with any of the Principal Agreements or otherwise including, but without limitation, any other document signed in connection with any of the Principal Agreements.  Subject to the foregoing, we hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours faithfully

Allen & Gledhill LLP

Schedule

List of Documents Examined

1.
a scanned executed copy of the indenture dated 12 November 2009 entered into between GMC, the Subsidiary Guarantors and the Bank of New York Mellon (which sets out the form of the Subsidiary Guarantees) (the “Indenture”) sent to us via electronic transmission on 6 May 2010;

2.
a scanned executed copy of the registration rights agreement dated 12 November 2009 entered into between GMC, the Subsidiary Guarantors and J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, DnB NOR Markets, Inc., Jefferies & Companies, Inc., RBS Securities Inc., and UBS Securities LLC (collectively, the “Initial Purchasers”) (the “Registration Rights Agreement”) sent to us via electronic transmission on 6 May 2010;

3.
a scanned executed copy of the purchase agreement dated 6 November 2009 entered into between GMC, the Subsidiary Guarantors and J.P. Morgan Securities Inc. (on behalf of the Initial Purchasers) (the “Purchase Agreement”) sent to us via electronic transmission on 6 May 2010;

4.
scanned executed copies of the 144A Note and Regulation S Note both dated 12 November 2009 executed by GMC and subsidiary guarantees dated 12 November 2009 affixed to the respective Notes (the “Series A Subsidiary Guarantee”) sent to us via electronic transmission on 6 May 2010;

5.
certified copies of the Memorandum and Articles of Association of the Company, Certificate Confirming Incorporation of Company dated 5 August 2004 and Certificate Confirming Incorporation of Company under the New Name dated 22 October 2004 ;

6.
scanned copies of the resolutions of the Board of Directors of the Company passed by way of circulation on 5 November 2009 and 7 May 2010 respectively (“Directors’ Resolutions”) and Minutes of meetings of the sole shareholder of the Company deemed to be held on 5 November 2009 and 7 May 2010 respectively (the “Shareholder Resolutions”);

7.	searches made on [•] June 2010 (the “ACRA Searches”) at the Accounting and Corporate Regulatory Authority in Singapore (the “ACRA”) against the Company;

8.
information disclosed by the electronic Composite and Insolvency searches made on [•] June 2010 (the “Court Searches”) in respect of the years 2009 and 2010 against the Company at the Lawnet Service Bureau of the Supreme Court of Singapore; and

9.	a copy of the certificate dated [•] June 2010 executed by Mr Milton H. Gonzales, Managing Director of the Company (the “Certificate”).

ANNEX 5.6

[Letterhead of Conyers Dill & Pearman Limited]

[  ] June, 2010

Matter No. 338519
Doc Ref: corpdoc.332858
To the addressees listed in Schedule 1

441 299 4926
victor.richards@conyersdill.com
Dear Sirs,

Re: Arlington Tankers Ltd., Companion Ltd., Compatriot Ltd., Concept Ltd., Concord Ltd., Consul Ltd., Contest Ltd., Victory Ltd., Vision Ltd. (the "Companies")

We have acted as special legal counsel in Bermuda to the Companies, wholly owned subsidiaries of General Maritime Corporation, a company organised under the laws of the Republic of the Marshall Islands (the “Parent”) in connection with a registration statement on form S-4, as amended (File No. 333-166280) (the “Registration Statement”) filed by the Parent with the United States Securities and Exchange Commission (the “Commission”), pursuant to which the Parent is registering (i) $300,000,000 aggregate principal amount of its 12% Senior Notes due 2017 (the “Series B Notes”) to be exchanged for the Parent’s outstanding notes bearing substantially identical terms and in like principal amount (the “Series A Notes”) in a registered exchange offer as contemplated by the Registration Statement and (ii) the guarantees (the “Subsidiary Guarantees”) of each of the Companies of the Series B Notes.  The Series A Notes were issued, and the Series B Notes will be issued, under an Indenture dated as of 12 November 2009 (the “Indenture”), among the Parent, the Companies, parties thereto and The Bank of New York Mellon, as trustee.

For the purposes of giving this opinion, we have examined a copy of the Registration Statement.  We have also reviewed the memorandum of association and the bye-laws of each of the Companies (the “Constitutional Documents”), each certified by the respective Secretary of the Companies on 10 May 2010, unanimous written resolutions of the board of directors of each of the Companies effective 5 November 2009 (together, the “Minutes”) and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us, (d) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein and (e) that upon entering into its respective Subsidiary Guarantee each of the Companies will be able to pay its liabilities as and when they become due.

Upon the issuance of the Subsidiary Guarantees, the obligations of the Companies under the Indenture (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors; (b) will be subject to statutory limitation of the time within which proceedings may be brought; (c) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available; (d) may not be given effect to by a Bermuda court if and to the extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages; (e) may not be given effect by a Bermuda court to the extent that they are to be performed in a jurisdiction outside Bermuda and such performance would be illegal under the laws of that jurisdiction.  Notwithstanding any contractual submission to the jurisdiction of specific courts, a Bermuda court has inherent discretion to stay or allow proceedings in the Bermuda courts.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda.  This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda.

On the basis of and subject to the foregoing, we are of the opinion that:

1.         Each of the Companies is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda government authority or to pay any Bermuda government fees or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2.         The Indenture and the Subsidiary Guarantee of each Company has been duly authorised by such Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement.  In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman Limited

SCHEDULE 1

Arlington Tankers Ltd.
Companion Ltd.
Compatriot Ltd.
Concept Ltd.
Concord Ltd.
Consul Ltd.
Contest Ltd.
Victory Ltd.
Vision Ltd.

c/o General Maritime Corporation
299 Park Avenue
New York, NY 10171